

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via Email</u>
Andrew D. Mason
Chief Executive Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 620
Chicago, Illinois 60654

> **Re: Groupon, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed August 10, 2011**
> **File No. 333-174661**

Dear Mr. Mason:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   We note your response to comment one from our letter dated July 22, 2011 and the revised disclosure in the third bullet point on this page regarding repeat customers. We also note your other operating metrics on page 8. To the extent feasible, please add a row showing your repeat cumulative customers for the periods presented.

<u>Letter from Andrew D. Mason, page 31</u>

2.   We note that you have retained the reference to adjusted consolidated segment operating income in the penultimate paragraph on page 32. Supplementally, please clarify for us the statement that subscriber acquisition costs will "end when this period of rapid expansion in our subscriber base concludes and we determine that the returns on such investment are no longer attractive." As currently written, it appears to us that your largest recurring operating expense in 2010 (other than cost of goods sold) will, at some

point in the future, be reduced to zero and that investors should consider that expected result when making an investment decision. In order to help us evaluate this statement in the context of your overall disclosure, please explain to us whether you actually expect these costs to be eliminated and how and when you expect to reach this point. In addition, please explain to us how you plan to sustain such a model once it is achieved, including a discussion of your plans for sustaining growth and replacing lost customers.

Non-GAAP Financial Measures, page 42

3.   We note your response to comment six from our letter dated July 22, 2011 and your references to CSOI outside of your segment footnotes on pages F-42 and F-72. The presentation of the total segment profit or loss measure in any context other than the ASC 280-required reconciliation in the footnotes would be the presentation of a non-GAAP financial measure. Accordingly, please provide the non-GAAP disclosures required under Item 10 of Regulation S-K. Refer to Question 104.04 of the CD&Is at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

4.   Please balance your disclosure concerning the revenue growth in your International segment with a discussion of its escalating losses. To the extent material, please identify the geographical areas in which these losses were incurred and the reasons for these losses.

5.   On page 52 please provide a more detailed analysis for the operating loss at each of your segments and explain why the International segment operating loss is significantly higher than the North American segment operating loss as set forth on pages F-42 and F-72.

Factors Affecting Our Performance, page 46

6.   We note your response to comment one from our letter dated July 22, 2011. Please incorporate into your disclosure under "Deal sourcing and quality" or other applicable places your response that attracting repeat merchants is not a strategic focus and your general practice is to limit repeat merchants because of your desire to promote diversity and manage merchant backlog.

Results of Operations, page 49

Comparison of the Six Months Ended June 30, 2010 and June 30, 2011, page 49

7.   We note your disclosure under Gross Profit on page 51. Here you state that gross margins decreased in part due to lower gross margins from your Asia-Pacific operations which have substantially lower gross margins. Please discuss the reasons for your lower margins in this part of your business.

Gross Profit, page 58

8.   We note your statement at the bottom of page 44 and top of page 45 that gross profit margins in your International segment are generally higher than in your North American segment. However, page 58 states the "Asia Pacific region has substantially lower gross margins." Please expand your disclosure to describe how certain regions in the International segment can have substantially lower gross margins that are offset by higher margins elsewhere resulting in gross profit margins that are generally higher than the North American segment. Please provide a more detailed analysis of the geographical differences that can impact gross profit margins in the International segment.

Consolidated Segment Operating Income, page 58

9.   Tell us the nature and the materiality of the legal reserve related to the North American segment as disclosed.

Acquisitions and the Recoverability of Goodwill and Long-Lived Intangible Assets, page 65

10.   We note your response to comment 17 from our letter dated July 22, 2011. It appears that you have discrete financial information below the operating segment level that is not regularly reviewed by the CODM. Tell us whether such discrete financial information is attributable to business components that may be deemed reporting units. In this regard, please also tell us what your reporting units are for goodwill impairment testing purposes. Refer to ASC 350-20-35-34.

Fiscal Year 2011, page 68

11.   We note your response to comment 18 from our letter dated July 22, 2011. Supplementally confirm to us that the Chinese joint venture did not have a material impact on the company's results of operations, financial condition, and cash flows during fiscal 2011. In this regard, we note various press accounts that your joint venture, Gaopeng, has a few thousand employees and up to 40 offices in China.

Subscriber Economics, page 77

12.   We note your response to comment 22 from our letter dated July 22, 2011. As stated in your revised disclosure, you believe that "total revenue and total gross profit, rather than average revenue per Groupon sold, are better indicators of [y]our overall growth in each market because these are the measures that [you] aim to maximize in each market. In addition, while gross profit increased in a manner consistent with the increases in revenue, gross margins remained stable in each of these markets for the periods presented." In this regard, it is unclear to us why you did not disclose gross profit and gross margins for each market case study presented. Please advise or revise.

Revenue Recognition, page F-11

13.   Considering your view that the Company, and not the merchant, is the primary obligor in the Groupon transaction, please explain the terms and conditions included in the Company's website that state "Vouchers you purchase through our Site as a Groupon account holder are special promotional offers that you purchase from participating Merchants through our service" and further that "The Merchant is the issuer of the voucher and is fully responsible for all goods and services it provides to you" and why you believe this is consistent with your view.

14.   Please tell us what potential liabilities you may have to the customers for the underlying product or service, and if any of these liabilities are mitigated by your merchant agreements.

15.   Please tell us if you have recourse to the merchant for any amounts you refund the customer under the Groupon promise. Further, please provide your analysis of any other terms in your merchant agreements that mitigate your risk including, but not limited to, indemnification and other recourse rights that you may have.

Stock Repurchase Activity, page F-28

16.   We note your response to comment 32 from our letter dated July 22, 2011.   Citing your basis in the accounting literature, tell us why your repurchase of shares held by your CEO at a price in excess of fair value would not be compensatory to him.

17.   We note your response to comment 33 from our letter dated July 22, 2011. Tell us the elements that comprise each Restricted Stock Unit and Performance Stock Unit. For instance, is each unit equivalent to a common share of your stock?

4. Goodwill and Other Intangible Assets, page F-19

18.   We note your response to comment 35 from our letter dated July 22, 2011. We further note that you considered historical operating losses, losses expected in future years, and

the absence of reliable income forecasts as negative evidence in support of a full valuation allowance against deferred tax assets attributable to net loss carryforwards. Tell us your basis for developing income forecasts and cash flow projections in testing goodwill for impairment and whether the underlying assumptions differ from, or are consistent with, your tax projections.

19.   Please provide us a detailed explanation of the results of your goodwill impairment test during the fourth quarter of 2010 pursuant to ASC 350-20-35 to support your conclusion that goodwill was not impaired.

20.   Tell us whether you performed an interim goodwill impairment test as of June 30, 2011 and your consideration of any impairment indicators. Within the goodwill section of your Critical Accounting Policies and Estimates, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test,
- The amount of goodwill allocated to the unit,
- A description of the methodology used to determine fair value,
- A description of key assumptions used and how the key assumptions were determined, and
- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Condensed Consolidated Balance Sheets, page F-47

21.   Tell us the nature of your accounts receivable and the reason for its increase.

14. Segment Information, page F-72

22.   As presented, your International segment accounts for a significant portion of your total assets. Tell us the nature of such assets.   If it includes most of your cash and accounts receivable, please expand your MD&A to separately discuss your cash flows from continuing operations for both the North American and International segments, or tell us why such discussion is not useful to investors. Additionally please state, if true, that you need to accrue and pay taxes if your foreign cash holdings are repatriated; and that you do not intend to repatriate such holdings.

Exhibit 21.1

23.   Please file this exhibit with your next amendment to facilitate our review.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Email
        Steven J. Gavin, Esq.
        Winston & Strawn LLP